                                                     The Laclede Group, Inc.
                                                            File No. 1-16681

                                 FORM U-3A-2

               Statement by Holding Company Claiming Exemption
                Under Rule U-3A-2 from the Provisions of the
                 Public Utility Holding Company Act of 1935


                           THE LACLEDE GROUP, INC.
                              (name of company)

         hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Laclede Group, Inc., a Missouri corporation incorporated October 18, 2000, is a holding company that directly or indirectly holds interests in the following subsidiaries, each of whom is organized under the laws of the State of Missouri, except for SM&P Utility Resources, Inc., acquired January 28, 2002 and incorporated under the laws of the State of Indiana:

             a. Laclede Gas Company, a public utility that was incorporated in 1857. Its service area includes the City of St. Louis, St. Louis County, the City of St. Charles and parts of St. Charles County, the town of Arnold, and parts of Jefferson, Franklin, St. Francois, Ste. Genevieve, Iron, Madison and Butler Counties, all in Missouri.

             b. Laclede Pipeline Company, which operates a propane pipeline that connects Laclede Gas' propane storage facilities in St. Louis County, Missouri to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet the peak demands on its distribution system.

             c. Laclede Investment LLC, which invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

             d. Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment, which engages in non-utility efforts to market natural gas and related activities.

             e. Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, which is a registered insurance agency in the State of Missouri, that promotes the sale of insurance-related products.

             f. Laclede Development Company, which participates in real estate developments, primarily through joint ventures.

             g. Laclede Venture Corp., a wholly owned subsidiary of Laclede Development, which offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas in vehicles.

             h. SM&P Utility Resources, Inc., which is in the underground locating and marking service business.

             The business address of the claimant and each of its subsidiaries, except Laclede Energy Resources, Inc. and SM&P Utility Resources, Inc., is:

                  720 Olive Street
                  St. Louis, MO 63101

             The business address of Laclede Energy Resources, Inc. is:

                  68 N. Elam
                  St. Louis, MO 63088

             The business address of SM&P Utility Resources, Inc. is:

                  11455 N. Meridian Street, Suite 200
                  Carmel, IN  46032

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Claimant's properties consist primarily of the utility properties of Laclede Gas. Laclede Gas' properties consist primarily of natural gas distribution systems and related facilities and local offices all in the State of Missouri. As of December 31, 2001, Laclede Gas had a natural gas storage field in Missouri designed to provide annual withdrawals of approximately 5.5 million MMBtus of gas based on the inventory level that Laclede Gas plans to maintain; a contractual right to store approximately
23.1 Bcf of natural gas in Louisiana and a liquefied propane storage cavern that has a natural gas equivalent of approximately 3 Bcf.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies.

         a. Number of kwh. of electric energy sold (at retail or wholesale), and mcf. of natural gas or manufactured gas distributed at retail.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               73,877,445 Mcf.

         b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None

         c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               6,204,846 Mcf

         d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              93,559,802 Mcf.


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         b. Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

         d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None

         e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None.

                                  EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. The reorganization by which The Laclede Group, Inc. became the holding company of Laclede Gas Company became effective on October 1, 2001.

                                  EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                    None.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2002.

                                          The Laclede Group, Inc.



                                          By: /s/ Gerald T. McNeive, Jr.
                                             -----------------------------
                                             Senior Vice President-Finance
Corporate Seal                               and General Counsel
Attest:
/s/ M.C. Kullman
--------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Gerald T. McNeive, Jr.
              Senior Vice President Finance and General Counsel
                              720 Olive Street
                                  Room 1522
                             St. Louis, MO 63101

                                                                       EXHIBIT A
                                                                       ---------

                                          THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                    CONSOLIDATING BALANCE SHEETS
                                                          DECEMBER 31, 2001
                                                             (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)



                                                                                                                       The Laclede
                                                                      Laclede     Laclede     Laclede                  Group, Inc.
                                         The Laclede      Laclede     Pipeline  Development  Investment,              and Subsidiary
                                         Group, Inc.    Gas Company   Company     Company        LLC     Eliminations   Companies
                                         -----------    -----------   --------  -----------  ----------- ------------ --------------
              ASSETS
Utility Plant                             $       -     $   959,576    $     -    $     -    $      -    $        -    $   959,576
    Less: Accumulated depreciation and
      amortization                                -         384,422          -          -           -             -        384,422
                                          ---------     -----------    -------    -------    --------    ----------    -----------
    Net Utility Plant                             -         575,154          -          -           -             -        575,154
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Other Property and Investments              289,486          25,992      2,942      4,322         729      (289,486)        33,985
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Current Assets:
    Cash and cash equivalents                     -           3,366         (2)       339       2,687             -          6,390
    Notes Receivable                              -               -          -      4,362       3,459        (7,821)             -
    Accounts receivable - net                 6,324         121,970      5,749          -       6,432       (14,437)       126,038
    Materials, supplies, and merchandise          -           5,739         37          -           -             -          5,776
    Natural gas stored underground for
      current use                                 -          72,459          -          -          42             -         72,501
    Propane gas for current use                   -          14,187          -          -           -             -         14,187
    Prepayments and other                         -           5,403          -         45           -             -          5,448
    Deferred income taxes                         -          11,748          -          -           -             -         11,748
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total Current Assets                  6,324         234,872      5,784      4,746      12,620       (22,258)       242,088
                                          ---------     -----------    -------    -------    --------    ----------    -----------

Deferred Charges:
    Prepaid pension cost                          -         112,861          -          -           -             -        112,861
    Regulatory assets                             -          69,656          -          -           -             -         69,656
    Other                                         -           4,565          -         19           -             -          4,584
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total deferred charges                    -         187,082          -         19           -             -        187,101
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Total Assets                              $ 295,810     $ 1,023,100    $ 8,726    $ 9,087    $ 13,349    $ (311,744)   $ 1,038,328
                                          =========     ===========    =======    =======    ========    ==========    ===========


     CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital      $  82,579     $    82,579    $   300    $ 6,209    $  9,141    $  (98,229)   $    82,579
    Retained earnings                       206,907         187,305      8,358      1,886      (6,292)     (191,257)       206,907
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total common stock equity           289,486         269,884      8,658      8,095       2,849      (289,486)       289,486
    Redeemable preferred stock                    -           1,266          -          -           -             -          1,266
    Long-term debt (less sinking fund
      requirements)                               -         284,480          -          -           -             -        284,480
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total Capitalization                289,486         555,630      8,658      8,095       2,849      (289,486)       575,232
                                          ---------     -----------    -------    -------    --------    ----------    -----------

Current Liabilities:
    Notes payable                                 -         133,820          -          -           -             -        133,820
    Accounts payable                              -          39,419         90        224       9,948        (8,113)        41,568
    Advance customer billings                     -          16,476          -          -           -             -         16,476
    Taxes accrued                                 -          31,733        (93)        58         (45)            -         31,653
    Unamortized purchased gas adjustment          -           8,350          -          -           -             -          8,350
    Other                                     6,324          37,349          -          -         134       (14,145)        29,662
                                          ---------     -----------    -------    -------    --------    ----------     -----------
        Total Current Liabilities             6,324         267,147         (3)       282      10,037       (22,258)       261,529
                                          ---------     -----------    -------    -------    --------    ----------    -----------

Deferred Credits and Other Liabilities:
    Deferred income taxes                         -         125,248         71        637         463             -        126,419
    Unamortized investment tax credits            -           5,869          -          -           -             -          5,869
    Pension and postretirement benefit
       costs                                      -          18,411          -          -           -             -         18,411
    Regulatory liabilities                        -          31,219          -          -           -             -         31,219
    Other                                         -          19,576          -         73           -             -         19,649
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total Deferred Credits and Other
          Liabilities                             -         200,323         71        710         463            -         201,567
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Total Capitalization and Liabilities      $ 295,810     $ 1,023,100    $ 8,726    $ 9,087    $ 13,349    $ (311,744)   $ 1,038,328
                                          =========     ===========    =======    =======    ========    ==========    ===========

                                          THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                 CONSOLIDATING STATEMENTS OF INCOME
                                                TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                             (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)


                                                                                                                       The Laclede
                                                                      Laclede     Laclede     Laclede                  Group, Inc.
                                         The Laclede      Laclede     Pipeline  Development  Investment,              and Subsidiary
                                         Group, Inc.    Gas Company   Company     Company        LLC     Eliminations   Companies
                                         -----------    -----------   --------  -----------  ----------- ------------ --------------
Operating Revenues:
    Utility operating revenues            $       -     $   783,897    $     -    $     -    $      -    $        -    $   783,897
    Non-utility operating revenues                -           2,349      5,023        956      59,984          (481)        67,831
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total Operating Revenues                  -         786,246      5,023        956      59,984          (481)       851,728
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Operating Expenses:
    Utility operating expenses
      Natural and propane gas                     -         523,510          -          -           -             -        523,510
      Other operation expenses                    -         101,167          -          -           -             -        101,167
      Maintenance                                 -          19,056          -          -           -             -         19,056
      Depreciation and amortization               -          26,290          -          -           -             -         26,290
      Taxes, other than income taxes              -          60,665          -          -           -             -         60,665
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total utility operating expenses          -         730,688          -          -           -             -        730,688
    Non-utility operating expenses                -           2,354      4,775        423      60,075          (481)        67,146
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total Operating Expenses                  -         733,042      4,775        423      60,075          (481)       797,834
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Operating Income                                  -          53,204        248        533         (91)            -         53,894
Other Income and Income Deductions - Net      7,719           2,063          -        226          77        (8,736)         1,349
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Income Before Interest and Income Taxes       7,719          55,267        248        759         (14)       (8,736)        55,243
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Interest Charges:
    Interest on long-term debt                    -          19,200          -          -           -             -         19,200
    Other interest charges                        -           8,511          -          -           -          (300)         8,211
                                          ---------     -----------    -------    -------    --------    ----------    -----------
        Total Interest Charges                    -          27,711          -          -           -          (300)        27,411
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Dividends on Preferred Stock                      -              86          -          -           -             -             86
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Income Before Income Taxes                    7,719          27,470        248        759         (14)       (8,436)        27,746
Income Taxes                                      -           7,721         97        319           -             -          8,137
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Net Income Applicable to Common Stock     $   7,719     $    19,749    $   151    $   440    $    (14)   $   (8,436)   $    19,609
                                          =========     ===========    =======    =======    ========    ==========    ===========

                                          THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                            STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                                  12 MONTHS ENDED DECEMBER 31, 2001
                                                             (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)

                                                                                                                       The Laclede
                                                                      Laclede     Laclede     Laclede                  Group, Inc.
                                         The Laclede      Laclede     Pipeline  Development  Investment,              and Subsidiary
                                         Group, Inc.    Gas Company   Company     Company        LLC     Eliminations   Companies
                                         -----------    -----------   --------  -----------  ----------- ------------ --------------
Balance at Beginning of Year              $       -     $   212,594    $ 8,207    $10,579    $ (6,281)   $  (12,505)   $   212,594
Effect of Restructuring - October 1,
   2001                                     205,512               -          -          -           -      (205,512)             -
Add - Net Income, per statements              7,719          19,749        151        440         (14)       (8,436)        19,609
                                          ---------     -----------    -------    -------    --------    ----------    -----------
                                 Total      213,231         232,343      8,358     11,019      (6,295)     (226,453)       232,203
                                          ---------     -----------    -------    -------    --------    ----------    -----------

Deduct - Cash Dividends Declared:
    Common stock                              6,324          25,296          -          -           -        (6,324)        25,296
    Charges to Retained Earnings                  -          19,742          -      9,130           -       (28,872)             -
                                          ---------     -----------    -------    -------    --------    ----------    -----------
                                 Total        6,324          45,038          -      9,130           -       (35,196)        25,296
                                          ---------     -----------    -------    -------    --------    ----------    -----------
Balance at End of Year                    $ 206,907     $   187,305    $ 8,358    $ 1,889    $ (6,295)   $ (191,257)   $   206,907
                                          =========     ===========    =======    =======    ========    ==========    ===========